FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Dated April 29, 2021

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Aktiebolaget Svensk Exportkredit

Swedish Export Credit Corporation

(Translation of Registrant’s Name into English)

Klarabergsviadukten

61-63

SE-101 23 Stockholm

Sweden

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

Incorporation by Reference

This Report on Form 6-K, including the exhibits hereto, is hereby incorporated by reference, in its entirety, into the registration statement on Form F-3 (File No. 333-249829) of Aktiebolaget Svensk Exportkredit (publ) (“SEK”).

This Report comprises the following:

1. Registrant’s report for the first quarter of 2021.

2. Table of unaudited consolidated capitalization of the Registrant (attached as Exhibit 99.2 hereto).

1

AB Svensk Exportkredit

Swedish Export Credit Corporation

Interim Report

January-March 2021

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: April 29, 2021

AB Svensk Exportkredit

(Swedish Export Credit Corporation)

By:	/s/ Catrin Fransson

Catrin Fransson, Chief Executive Officer

3

AB Svensk Exportkredit Swedish Export Credit Corporation

Summary

January-March 2021

(Compared to the period January-March 2020)

•	Net interest income Skr 485 million (3M20: Skr 405 million)
•	Operating profit Skr 291 million (3M20: Skr 157 million)
•	Net profit Skr 231 million (3M20: Skr 123 million)
•	New lending Skr 14.9 billion (3M20: Skr 33.3 billion)
•	Volume of green bonds issued Skr 2.4 billion (3M20: -)
•	Basic and diluted earnings per share Skr 58 (3M20: Skr 31)
•	After-tax return on equity 4.6 percent (3M20: 2.6 percent)

Equity and balances

(Compared to December 31, 2020)

•	Total capital ratio 21.8 percent (year-end 2020: 21.8 percent)
•	Total assets Skr 344.8 billion (year-end 2020: Skr 335.4 billion)
•	Loans, outstanding and undisbursed Skr 290.6 billion (year-end 2020: Skr 288.9 billion)

Statement by the CEO

Moderate demand for financing

Global trade and the Swedish export industry have recovered well during the COVID-19 pandemic. The fall in GDP has been limited due to extensive government crisis packages and support measures around the world. At the same time, there is no lack of challenges. Growth is restricted by continued lockdowns, disrupted logistics chains, shortages of inputs such as semiconductors, problems with container shipping and vaccination delays.

According to the export promotion agency, Business Sweden, Sweden’s economy fared significantly better than most European countries. Strong optimism prevails in industry and export managers have a positive outlook on export developments. Sweden is expected to post GDP growth of 4 percent this year and 3.5 percent next year according to Business Sweden. First quarter growth was at half speed, but increased activity is expected.

In the first quarter, new lending amounted to Skr 14.9 billion, which was substantially below the previous quarter (4Q20: Skr 18.6 billion) and the corresponding period last year (3M20: Skr 33.3 billion). Conversely, net interest income was higher due to the record high volumes of lending during 2020, and totaled Skr 485 million (3M20: Skr 405 million). The COVID-19 pandemic has led to many companies securing their financing needs in the early stages of the pandemic, providing them with strong liquidity. In parallel, many companies became cautious and are still being cautious about new investments. Moreover, measures taken by the central banks to secure market access to liquidity have led to historically low interest rates.

Operating profit for the period was up significantly year-on-year at Skr 291 million (3M20: Skr 157 million) and net profit amounted to Skr 231 million (3M20: Skr 123 million). Strengthened net interest income in combination with improved net results of financial transactions, positively impacted earnings. SEK’s credit quality is high, with net credit losses amounting to Skr -12 million (3M20: Skr -24 million), consisting entirely of increased provisions for expected credit losses.

While lending to Swedish exporters has been relatively low in the first quarter, financing for their customers abroad was normal. In particular, we are noting increased demand for Swedish sustainable energy solutions, which has positively impacted project financing and export credits. We are now able to offer our customers small export credits. As implied by the name, these finance smaller transactions with lower amounts (Skr 20-300 million) and slightly shorter maturities (3-5 years). Financing is offered in USD and EUR and includes a guarantee from the Swedish Export Credit Agency (EKN) of up to 95 percent. This product has been requested by our customers and developed in collaboration with them.

SEK expects continued strong demand within these areas as the need for transition financing increases both in Sweden and globally. Investing in transition not only increases Sweden’s long-term competitiveness, it also means the exports of sustainable solutions could become one of Sweden’s greatest contributions to the global climate transition.

Catrin Fransson Chief Executive Officer

Operations

Lower lending due to healthy liquidity

First quarter lending amounted to Skr 14.9 billion, significantly lower year-on-year (3M20: Skr 33.3 billion) and was mainly due to reduced demand from the Swedish export industry. In terms of SEK’s different offerings, demand for working capital financing and trade finance declined, while demand for project finance and export credits increased.

A downturn in lending was expected, partially due to surplus capital in the market, which led to historic lows in terms of financing costs, and partially due to unusually high lending in the first quarter of last year, when the COVID-19 pandemic struck. One consequence of the high lending volumes last year is that many exporters have already covered their financing needs and thus have strong liquidity. The COVID-19 pandemic is causing many companies to put new investments on hold, thereby reducing the need for financing.

SEK’s new lending
Skr bn	Jan-Mar 2021	Jan-Mar 2020	Jan-Dec 2020
Lending to Swedish exporters[1]	2.1	19.9	62.2
Lending to exporters’ customers[2]	12.8	13.4	63.3
Total	14.9	33.3	125.5
CIRR loans as percentage of new lending	17%	0%	15%

1	Of which Skr 0.3 billion (3M20: Skr 1.1 billion; year-end 2020: Skr 1.1 billion) had not been disbursed at period end.
2	Of which Skr 4.1 billion (3M20: Skr 0.4 billion; year-end 2020: Skr 17.9 billion) had not been disbursed at period end.

Lower borrowing costs and healthy bond market demand

After a sharp increase in customer demand for long-term financing in 2020, SEK saw demand return to more normal levels. This means that SEK’s need to raise long-term financing is now also being normalized. During the first quarter, SEK raised borrowings corresponding to Skr 34.2 billion with maturities of at least one year. SEK also conducted two larger public offerings, a USD 500 million two-and-half-year fixed rate bond in January and a USD 1.25 billion three-year fixed rate benchmark bond in March. In addition, SEK carried out a GBP 450 million public offering with a five-year maturity. The cost for new borrowing has gradually declined over the quarter in pace with improvement in market levels, which are now below pre-pandemic levels for the respective maturities.

The share of structured debt is on a par with last year. As part of its efforts to adapt to the new reference rate that will replace the USD LIBOR, SEK issued four SOFR-linked bonds for a total of USD 850 million. In line with SEK’s focus on sustainability, the company has issued Skr 2.4 billion in green bonds during the first quarter.

SEK continues to have high liquidity for new lending and is well prepared to meet the future financing needs of the Swedish export industry.

SEK’s borrowing
Skr bn	Jan-Mar 2021	Jan-Mar 2020	Jan-Dec 2020
New long-term borrowings	34.2	36.3	123.2
Volume of green bonds issued during the period	2.4	-	5.1
Outstanding senior debt	304.7	312.8	287.5
Repurchase and redemption of own debt	0.5	2.2	3.0

Comments on the consolidated financial accounts

January-March 2021

Operating profit amounted to Skr 291 million (3M20: Skr 157 million). Net profit amounted to Skr 231 million (3M20: Skr 123 million). Strengthened net interest income and an improved net result of financial transactions compared to the same period in the previous year had a positive effect on profit.

Net interest income

Net interest income amounted to Skr 485 million (3M20: Skr 405 million), an increase of 20 percent compared to the same period in the previous year. The record high volumes of lending during 2020 affected net interest income positively.

The table below shows average interest-bearing assets and liabilities.

Skr bn, average	Jan-Mar 2021	Jan-Mar 2020	Change
Total loans	234.0	229.8	2%
Liquidity investments	67.8	60.7	12%
Interest-bearing assets	318.1	308.3	3%
Interest-bearing liabilities	296.1	292.9	1%

Net results of financial transactions

Net results of financial transactions amounted to Skr -17 million (3M20: Skr -67 million) mainly due to unrealized value changes in derivatives.

Operating expenses

Operating expenses amounted to Skr -155 million (3M20: Skr -150 million), an increase of 3 percent compared to the same period in the previous year. A provision of Skr 2 million (3M20: -) was made for the individual variable remuneration program.

Net credit losses

Net credit losses amounted to Skr -12 million (3M20: Skr -24 million), which consisted entirely of increased provisions for expected credit losses. Provisions for expected credit losses were primarily attributable to increased provisions for exposures in stage 3, somewhat offset by decreased provisions for exposures in stage 1 and stage 2.

SEK’s IFRS 9 model is based on GDP growth projections estimating the impact on the probability of default. SEK’s management believes it underestimates the probability of default within the asset portfolio, see Note 4. SEK has made an overall adjustment accordingly.

Loss allowances as of March 31, 2021 amounted to Skr -265 million compared to Skr -249 million as of December 31, 2020, of which exposures in stage 3 amounted to Skr -75 million (year-end 2020: Skr -46 million). The increase in stage 3 is the result of a counterparty being moved from stage 2 to stage 3.

The provision ratio amounted to 0.09 percent (year-end 2020: 0.08 percent).

Taxes

Tax costs amounted to Skr -60 million (3M20: Skr -34 million) and the effective tax rate amounted to 20.6 percent (3M20: 21.7 percent).

Other comprehensive income (OCI)

Other comprehensive income before tax amounted to Skr 13 million (3M20: Skr 102 million), due to positive results related to the revaluation of defined benefit plans, which have been affected by a higher discount rate. This result was partly offset by a negative result from changes in own credit risk.

Statement of Financial Position

Total assets and liquidity investments

Total assets increased compared to the end of 2020, mainly driven by an increase in liquidity investments. The higher volume of liquidity investments is a result of the pre-financing of a larger borrowing with maturity in the beginning of April.

Skr bn	March 31, 2021	December 31, 2020	Change
Total assets	344.8	335.4	3%
Liquidity investments	76.4	59.2	29%
Total loans	236.2	231.7	2%
of which loans in the CIRR-system	77.4	69.2	12%

SEK’s total net exposures, after risk mitigation, amounted to Skr 389.7 billion as of March 31, 2021 (year-end 2020: Skr 359.5 billion). Credit exposures have primarily increased to central governments but also to financial institutions, which is mainly due to the increase in liquidity investments.

Liabilities and equity

As of March 31, 2021, the aggregate volume of available funds and shareholders’ equity exceeded the aggregate volume of loans outstanding and loans committed at all maturities. SEK considers all of its outstanding commitments to be covered through maturity.

SEK has a credit facility in place with the Swedish National Debt Office of up to Skr 200 billion, of which Skr 10 billion was utilized as of March 31, 2021. The credit facility can be utilized when the Swedish export industry’s demand for financing is particularly high.

Capital adequacy

As of March 31, 2021, SEK’s total own funds amounted to Skr 19.6 billion (year-end 2020: Skr 19.5 billion). The total capital ratio was 21.8 percent (year-end 2020: 21.8 percent), representing a margin of 6.8 percentage points above SEK’s estimate of Finansinspektionen’s (the Swedish FSA) requirement of 15.0 percent as of March 31, 2021. The corresponding Common Equity Tier 1 capital estimated requirement was 9.5 percent. Given that SEK’s own funds are comprised solely of Common Equity Tier 1 capital, this represents a margin of 12.3 percentage points above the requirement. Overall, SEK is strongly capitalized and has healthy liquidity.

Percent	March 31, 2021	December 31, 2020
Common Equity Tier 1 capital ratio	21.8	21.8
Tier 1 capital ratio	21.8	21.8
Total capital ratio	21.8	21.8
Leverage ratio	5.4	5.8
Liquidity coverage ratio (LCR)	941	447
Net stable funding ratio (NSFR)	138	135

Rating

	Skr	Foreign currency
Moody’s	Aa1/Stable	Aa1/Stable
Standard & Poor’s	AA+/Stable	AA+/Stable

Other events

SEK has implemented a new organizational structure aimed at meeting its customers’ needs in a more efficient way, which became effective on January 1, 2021. The Large Corporates and Mid Corporates functions have been replaced by the Customer Relations and Structured Finance functions. The Sustainability Analysis function has moved from Credit to Legal, with the Legal function changing its name to Legal and Sustainability Analysis.

Catrin Fransson informed the Board of her intention to resign as CEO at SEK, which the Board accepted on January 15, 2021. She has a six month notice period, and will continue working in her present position until further notice.

In February 2021, the Swedish parliament decided to extend the credit facility of Skr 200 billion, that SEK has in place with the Swedish National Debt Office, for 2021.

At SEK’s annual general meeting on March 24, 2021, Lennart Jacobsen was elected as a new member of the Board of Directors of SEK (the “Board”). After ten years of service, Ulla Nilsson and Cecilia Ardström stepped down from their positions as members of the Board. A resolution passed at the annual general meeting to adopt the income statement and balance sheet in the Annual Report 2020 on Form 20-F, and to appropriate distributable funds pursuant to the Board’s proposal. Resolutions were also passed at the annual general meeting relating to the company’s financial goals. The profitability target was changed from 6 percent to 5 percent return on equity after tax. Furthermore, the dividend policy was changed from the previous 30 percent dividend to a 20-40 percent dividend range of the year’s profit. The company’s capital target was left unchanged.

SEK will move premises in 2021. A new lease was signed in the first quarter which will commence in the fourth quarter.

Risk factors and
the macro environment

Various risks arise as part of SEK’s operations, primarily credit risks, but also market, liquidity, re-financing, operational and sustainability risks. For a more detailed description of these risks, refer to the separate risk report Capital Adequacy and Risk Management Report – Pillar 3 2020 and Note 30 to the annual financial statements included in SEK’s 2020 Annual Report on Form 20-F, as well as the “Risk Factors” section in SEK’s 2020 Annual Report on Form 20-F.

According to Statistics Sweden, the annualized rate of Swedish GDP growth was -2.2 percent in the fourth quarter of 2020 and the unemployment rate was 8.9 percent as of February 2021. The consumer price index rose 1.4 percent on an annualized basis in February 2021 and the repo rate remained unchanged at zero percent.

Brexit, trade conflicts and geopolitical risks were overshadowed in the first quarter of 2021 by the effects of the COVID-19 pandemic with the closure of the majority of societal functions worldwide. However, with increasing numbers of people receiving vaccinations, some closures and restrictions have begun to be relaxed, particularly in countries with the highest vaccination rates, while in other countries severe restrictions remain in place and new ones have, in some cases, been introduced. However, the overall trend, particularly in developed countries, seems to be moving in the right direction as vaccines are distributed at a rapid pace. The World Bank’s most recent projection in January 2021 of global growth in 2020 has now been revised upward to -4.3 percent from -5.2 percent, the previous projections from June 2020. The World Bank further forecasts world growth in 2021 at 4.0 percent. In early April 2021, the IMF also updated its forecast for annualized world growth by approximately half a percentage point for the 2021–2022 period. In the US, non-farm payroll data for March 2021 also posted significantly stronger figures than expected. Overall, this is a far more positive trend than many had anticipated at the start of the COVID-19 pandemic. The massive support programs introduced are impacting growth positively, but at the same time are increasing public debt.

In the first half of 2020, the COVID-19 pandemic had a substantial adverse effect on Swedish exports, but was followed by a relatively strong recovery in the second half of the year. In the fourth quarter of 2020, exports increased 4.5 percent compared with the previous quarter. Industry order intake in Sweden grew 0.3 percent between January and February 2021, and Business Sweden’s Export Managers’ Index rose 4.8 points to 64.9 in the first quarter of 2021 compared with the fourth quarter of 2020, which also had a strong upturn compared with the third quarter of 2020.

The strong state of Sweden’s public finances, with low public debt, has allowed the use of fiscal stimuli. The Swedish state has implemented special measures to promote Swedish exports during the COVID-19 pandemic and SEK’s role of securing financing for the Swedish export industry has become even clearer in the form of, among other things, the expanded credit facility with the Swedish National Debt Office.

Financial targets

Profitability target	A return on equity after tax of at least 5 percent.
Dividend policy	Payment of an ordinary dividend of 20-40 percent of the profit for the year.
Capital target

SEK’s total capital ratio is to exceed the Swedish FSA’s requirement by 2 to 4 percentage points and SEK’s Common Equity Tier 1 capital ratio is to exceed the Swedish FSA’s requirement by at least 4 percentage points. Currently, the capital targets mean that the total capital ratio should amount to 17.0-19.0 percent and the Common Equity Tier 1 capital ratio should amount to 13.5 percent, based on SEK’s estimation of the Swedish FSA’s requirements as of March 31, 2021.

Key performance indicators (unaudited)

Skr mn (if not otherwise indicated)	Jan-Mar 2021	Oct-Dec 2020	Jan-Mar 2020	Jan-Dec 2020
New lending	14,868	18,574	33,290	125,470
of which to Swedish exporters	2,091	6,494	19,888	62,148
of which to exporters’ customers	12,777	12,080	13,402	63,322
CIRR-loans as a percentage of new lending	17%	8%	0%	15%
Loans, outstanding and undisbursed	290,600	288,891	290,235	288,891

New long-term borrowings	34,153	23,372	36,292	123,156
Volume of green bonds issued during the period	2,400	1,600	-	5,100
Outstanding senior debt	304,682	287,462	312,839	287,462

After-tax return on equity	4.6%	6.9%	2.6%	4.9%

Common Equity Tier 1 capital ratio	21.8%	21.8%	19.9%	21.8%
Tier 1 capital ratio	21.8%	21.8%	19.9%	21.8%
Total capital ratio	21.8%	21.8%	19.9%	21.8%
Leverage ratio	5.4%	5.8%	5.4%	5.8%
Liquidity coverage ratio (LCR)	941%	447%	681%	447%
Net stable funding ratio (NSFR)	138%	135%	131%	135%

See definitions on page 30.

Condensed Consolidated Statement of Comprehensive Income (unaudited)

Skr mn	Note	Jan-Mar 2021	Oct-Dec 2020	Jan-Mar 2020[1]	Jan-Dec 2020
Interest income		660	737	1,303	4,108
Interest expenses		-175	-218	-898	-2,162
Net interest income	2	485	519	405	1,946

Net fee and commission expense		-10	-14	-7	-42
Net results of financial transactions	3	-17	87	-67	83
Total operating income		458	592	331	1,987

Personnel expenses		-89	-95	-85	-347
Other administrative expenses		-55	-56	-52	-198
Depreciation and impairment of non-financial assets		-11	-12	-13	-51
Total operating expenses		-155	-163	-150	-596

Operating profit before credit losses		303	429	181	1,391

Net credit losses	4	-12	7	-24	-153
Operating profit		291	436	157	1,238

Tax expenses		-60	-95	-34	-270
Net profit[2]		231	341	123	968

Other comprehensive income related to:
Items not to be reclassified to profit or loss
Own credit risk		-18	-9	111	18
Revaluation of defined benefit plans		31	34	-9	1
Tax on items not to be reclassified to profit or loss		-3	-5	-23	-5
Net items not to be reclassified to profit or loss		10	20	79	14

Total other comprehensive income		10	20	79	14

Total comprehensive income[2]		241	361	202	982

Skr
Basic and diluted earnings per share[3]		58	86	31	243

1	Since Q4 2020, SEK has changed the accounting principle regarding the CIRR-system, see Note 1 to the consolidated financial statements included in SEK’s 2020 Annual Report on Form 20-F. The comparative figures have been adjusted.
2	The entire profit is attributable to the shareholder of the Parent Company.
3	Net profit divided by average number of shares, which amounts to 3,990,000 for each period.

Consolidated Statement of Financial Position (unaudited)

Skr mn	Note	March 31, 2021	December 31, 2020
Assets
Cash and cash equivalents	5	14,171	3,362
Treasuries/government bonds	5	16,134	22,266
Other interest-bearing securities except loans	5	46,142	33,551
Loans in the form of interest-bearing securities	4, 5	46,140	50,780
Loans to credit institutions	4, 5	21,857	31,315
Loans to the public	4, 5	178,891	171,562
Derivatives	5, 6	8,560	7,563
Tangible and intangible assets		154	145
Deferred tax asset		8	15
Other assets		10,455	12,853
Prepaid expenses and accrued revenues		2,333	1,987
Total assets		344,845	335,399

Liabilities and equity
Borrowing from credit institutions	5	3,849	3,486
Borrowing from the public	5	10,000	10,000
Debt securities issued	5	290,833	273,976
Derivatives	5, 6	16,422	25,395
Other liabilities		1,568	455
Accrued expenses and prepaid revenues		2,091	1,924
Provisions		67	99
Total liabilities		324,830	315,335

Share capital		3,990	3,990
Reserves		-119	-129
Retained earnings		16,144	16,203
Total equity		20,015	20,064

Total liabilities and equity		344,845	335,399

Condensed Consolidated Statement of Changes in Equity (unaudited)

			Reserves
Skr mn	Equity	Share capital	Own credit risk	Defined benefit plans	Retained earnings
Opening balance of equity January 1, 2020	19,082	3,990	-98	-45	15,235
Net profit Jan-Mar 2020	123				123
Other comprehensive income Jan-Mar 2020	79		87	-8
Total comprehensive income Jan-Mar 2020	202	-	87	-8	123
Dividend	-				-
Closing balance of equity March 31, 2020[1]	19,284	3,990	-11	-53	15,358

Opening balance of equity January 1, 2020	19,082	3,990	-98	-45	15,235
Net profit Jan-Dec 2020	968				968
Other comprehensive income Jan-Dec 2020	14		14	0
Total comprehensive income Jan-Dec 2020	982	-	14	0	968
Dividend	-				-
Closing balance of equity December 31, 2020[1]	20,064	3,990	-84	-45	16,203

Opening balance of equity January 1, 2021	20,064	3,990	-84	-45	16,203
Net profit Jan-Mar 2021	231				231
Other comprehensive income Jan-Mar 2021	10		-14	24
Total comprehensive income Jan-Mar 2021	241	-	-14	24	231
Dividend	-290				-290
Closing balance of equity March 31, 2021[1]	20,015	3 990	-98	-21	16,144

1	The entire equity is attributable to the shareholder of the Parent Company.

Condensed Statement of Cash Flows in the Consolidated Group (unaudited)

Skr mn	Jan-Mar 2021	Jan-Mar 2020	Jan-Dec 2020
Operating activities
Operating profit	291	157	1,238

Adjustments for non-cash items in operating profit	92	-119	140
Income tax paid	-152	-126	-311
Changes in assets and liabilities from operating activities	8,939	-1,733	-19,055
Cash flow from operating activities	9,170	-1,821	-17,988

Investing activities
Capital expenditures	-13	-5	-35
Cash flow from investing activities	-13	-5	-35

Financing activities
Change in senior debt	3,527	6,564	29,460
Derivatives, net	-2,060	1,341	-8,651
Payment of lease liability	-7	-7	-27
Cash flow from financing activities	1,460	7,897	20,782

Cash flow for the period	10,617	6,071	2,759

Cash and cash equivalents at beginning of the period	3,362	1,362	1,362
Cash flow for the period	10,617	6,071	2,759
Exchange-rate differences on cash and cash equivalents	192	250	-759
Cash and cash equivalents at end of the period[1]	14,171	7,683	3,362

1	Cash and cash equivalents include, in this context, cash at banks that can be immediately converted into cash and short-term deposits for which the time to maturity does not exceed three months from trade date.

Notes

Note 1.	Accounting policies
Note 2.	Net interest income
Note 3.	Net results of financial transactions
Note 4.	Impairments
Note 5.	Financial assets and liabilities at fair value
Note 6.	Derivatives
Note 7.	CIRR-system
Note 8.	Pledged assets and contingent liabilities
Note 9.	Capital adequacy
Note 10.	Exposures
Note 11.	Transactions with related parties
Note 12.	Events after the reporting period

References to “SEK” or the “Parent Company” are to AB Svensk Exportkredit. References to “Consolidated Group” are to SEK and its consolidated subsidiary. All amounts are in Skr million, unless otherwise indicated. All figures concern the Consolidated Group, unless otherwise indicated.

Note 1. Accounting policies

This condensed interim report is presented in accordance with International Accounting Standard (IAS) 34, Interim Financial Reporting. The Consolidated Group’s consolidated accounts have been prepared in accordance with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), together with the interpretations from IFRS Interpretations Committee (IFRS IC). The IFRS standards applied by SEK are all endorsed by the European Union (EU). The accounting also follows the additional standards imposed by the Annual Accounts Act for Credit Institutions and Securities Companies (1995:1559) (ÅRKL) and the regulation and general guidelines issued by Finansinspektionen (the Swedish FSA), “Annual Reports in Credit Institutions and Securities Companies” (FFFS 2008:25). In addition to this, the supplementary accounting rules for groups (RFR 1) issued by the Swedish Financial Reporting Board have been applied. SEK also follows the state’s principles for external reporting in accordance with its State Ownership Policy and principles for state-owned enterprises.

The accounting policies, methods of computation and presentation of the Consolidated Group are, in all material aspects, the same as those used for the 2020 annual financial statements on Form 20-F, except for the changes described below. In addition to the changes below, certain amounts reported in prior periods have been restated to conform to the current presentation. SEK analyzes and assesses the application and impact of changes in financial reporting standards that are applied within the Group. Changes that are not mentioned are either not applicable to SEK or have been determined to not have a material impact on SEK’s financial reporting.

The amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 in “Reform for new reference rates - phase 2” are applicable from January 1, 2021. Phase 2 of the reform of the reference rates is comprised of three main areas: hedge accounting, modifications and information. The changes clarify that hedge accounting does not have to cease just because the hedged items and hedging instruments were modified as a result of the IBOR reform. Security conditions (and associated documentation) must be changed to reflect the modifications made to the hedged item, the hedging instrument and the hedged risk. Any value adjustments resulting from the changes must be reported as hedging inefficiency. The reform of the reference rates further clarifies that modifications required as a direct result of the IBOR reform and made in an economically equivalent way should not be reported as modifications for instruments valued at accrued acquisition value. For such modifications, the effective interest rate must be adjusted in line with those modified cash flows. The changes are not expected to result in a change to SEK’s hedging conditions and no significant modification gains or modification losses are expected to be reported. The changes are therefore not expected to have any significant impact on SEK’s accounts, capital adequacy or large exposures when first applied.

There are no other IFRS or IFRS Interpretations Committee interpretations that are not yet applicable that are expected to have a material impact on SEK’s financial statements, capital adequacy or large exposure ratios.

Note 2. Net interest income

Skr mn	Jan-Mar 2021	Oct-Dec 2020	Jan-Mar 2020[2]	Jan-Dec 2020
Interest income
Loans to credit institutions	33	36	96	236
Loans to the public	920	975	1,075	4,210
Loans in the form of interest-bearing securities	195	208	214	897
Interest-bearing securities excluding loans in the form of interest-bearing securities	19	20	120	242
Derivatives	-558	-557	-265	-1,708
Administrative remuneration CIRR-system	45	46	50	197
Other assets	6	9	13	34
Total interest income[1]	660	737	1,303	4,108
Interest expenses
Interest expenses	-150	-197	-872	-2,076
Resolution fee	-25	-21	-26	-86
Total interest expenses	-175	-218	-898	-2,162
Net interest income	485	519	405	1,946

1	Interest income calculated using the effective interest method amounted to Skr 1,049 million during January-March 2021 (3M20: Skr 1,304 million).
2	Since Q4 2020, SEK has changed the accounting principle regarding the CIRR-system, see Note 1 to the consolidated financial statements included in SEK’s 2020 Annual Report on Form 20-F. The comparative figures have been adjusted.

Note 3. Net results of financial transactions

Skr mn	Jan-Mar 2021	Oct-Dec 2020	Jan-Mar 2020	Jan-Dec 2020
Derecognition of financial instruments not measured at fair value through profit or loss	1	3	2	14
Financial assets or liabilities at fair value through profit or loss	-11	39	-110	-22
Financial instruments under fair-value hedge accounting	-4	42	45	86
Currency exchange-rate effects on all assets and liabilities excl. currency exchange-rate effects related to revaluation at fair value	-3	3	-4	5
Total net results of financial transactions	-17	87	-67	83

Note 4. Impairments

Skr mn	Jan-Mar 2021	Oct-Dec 2020	Jan-Mar 2020	Jan-Dec 2020
Expected credit losses, stage 1	5	9	-17	-98
Expected credit losses, stage 2	10	-2	-7	-48
Expected credit losses, stage 3	-27	0	0	-7
Established losses	-	-	-	-20
Reserves applied to cover established credit losses	-	-	-	20
Recovered credit losses	-	-	-	0
Net credit losses	-12	7	-24	-153

Skr mn	March 31, 2021				December 31, 2020
	Stage 1	Stage 2	Stage 3	Total	Total
Loans, before expected credit losses	197,405	37,475	1,614	236,494	231,927
Off balance sheet exposures, before expected credit losses	29,302	31,962	-	61,264	62,504
Total, before expected credit losses	226,707	69,437	1,614	297,758	294,431
Loss allowance, loans	-138	-46	-75	-259	-240
Loss allowance, off balance sheet exposures[1]	-6	0	-	-6	-9
Total loss allowance	-144	-46	-75	-265	-249
Provision ratio (in percent)	0.06	0.07	4.65	0.09	0.08

1	Recognized under provision in Consolidated Statement of Financial Position. Off balance sheet exposures consist of guarantee commitments, committed undisbursed loans and binding offers, see Note 8.

The table above shows the book value of loans and nominal amounts for off-balance sheet exposures before expected credit losses for each stage as well as related loss allowance amounts, in order to place expected credit losses in relation to credit exposures. Overall, the credit portfolio has an extremely high credit quality and SEK often uses risk mitigation measures, primarily through guarantees from the Swedish Export Credit Agency (EKN) and other government export credit agencies in the Organisation for Economic Co-operation and Development (OECD), which explains the low provision ratio.

Loss Allowance

	March 31, 2021				December 31, 2020
Skr mn	Stage 1	Stage 2	Stage 3	Total	Total
Opening balance January 1	-147	-56	-46	-249	-128
Increases due to origination and acquisition	-17	0	-	-17	-84
Net remeasurement of loss allowance	9	-6	1	4	-69
Transfer to stage 1	0	0	-	0	-
Transfer to stage 2	0	-2	-	-2	-
Transfer to stage 3	-	18	-28	-10	-9
Decreases due to derecognition	13	0	-	13	8
Decrease in allowance account due to write-offs	-	-	-	-	20
Exchange-rate differences[1]	-2	0	-2	-4	13
Closing balance	-144	-46	-75	-265	-249

1	Recognized under net results of financial transactions in Statement of Comprehensive Income.

Provisions for expected credit losses (ECLs) are calculated using quantitative models based on inputs, assumptions and methods that are highly reliant on assessments. In particular, the following could heavily impact the level of provisions: the establishment of a material increase in credit risk, allowing for forward-looking macroeconomic scenarios, and the measurement of both ECLs over the next 12 months and lifetime ECLs. ECLs are based on objective assessments of what SEK expects to lose on the exposures given what was known on the reporting date and taking into account possible future events. The ECL is a probability-weighted amount that is determined by evaluating the outcome of several possible scenarios and where the data taken into consideration comprises information from previous conditions, current conditions and projections of future economic conditions. SEK’s method entails three scenarios being prepared for each probability of default curve: (i) a base scenario, (ii) a downturn scenario and (iii) an upturn scenario. The base scenario consists of

GDP forecasts from the World Bank. When calculating the ECL as of March 31, 2021 the latest available forecast was the World Bank’s forecast from January 2021. According to the World Bank’s forecast, global economic output is expected to increase by 4 percent in 2021, still more than 5 percent below the forecasts before the COVID-19 pandemic, and to increase by 3.8 percent in 2022. The base scenario has been weighted at between 72 and 78 percent, and the downturn and upturn scenarios weighted equally at between 11 and 14 percent.

SEK’s IFRS 9 model is based on GDP growth projections estimating the impact on the probability of default. SEK’s management believes that the strong positive GDP growth projections for 2021 may understate the probability of default of the asset portfolio, In the first quarter, as the IFRS 9 model is assessed to underestimate the probability of default, SEK made an overall adjustment to increase expected credit losses which was calculated pursuant to SEK’s IFRS 9 model as of March 31, 2021.

Note 5. Financial assets and liabilities at fair value

	March 31, 2021
Skr mn	Book value	Fair value	Surplus value (+)/ Deficit value (–)
Cash and cash equivalents	14,171	14,171	-
Treasuries/governments bonds	16,134	16,134	-
Other interest-bearing securities except loans	46,142	46,142	-
Loans in the form of interest-bearing securities	46,140	47,381	1,241
Loans to credit institutions	21,857	22,082	225
Loans to the public	178,891	186,629	7,738
Derivatives	8,560	8,560	-
Total financial assets	331,895	341,099	9,204
Borrowing from credit institutions	3,849	3,849	-
Borrowing from the public	10,000	10,000	-
Debt securities issued	290,833	291,583	750
Derivatives	16,422	16,422	-
Total financial liabilities	321,104	321,854	750

	December 31, 2020
Skr mn	Book value	Fair value	Surplus value (+)/ Deficit value (–)
Cash and cash equivalents	3,362	3,362	-
Treasuries/governments bonds	22,266	22,266	-
Other interest-bearing securities except loans	33,551	33,551	-
Loans in the form of interest-bearing securities	50,780	52,091	1,311
Loans to credit institutions	31,315	31,424	109
Loans to the public	171,562	180,453	8,891
Derivatives	7,563	7,563	-
Total financial assets	320,399	330,710	10,311
Borrowing from credit institutions	3,486	3,486	-
Borrowing from the public	10,000	10,000	-
Debt securities issued	273,976	274,552	576
Derivatives	25,395	25,395	-
Total financial liabilities	312,857	313,433	576

Determination of fair value

The determination of fair value is described in the annual financial statements included in SEK’s 2020 Annual Report on Form 20-F, see Note 1(h)(viii) Principles for determination of fair value of financial instruments and (ix) Determination of fair value of certain types of financial instruments.

Financial assets in fair value hierarchy

	Financial assets at fair value through profit or loss
Skr mn	Level 1	Level 2	Level 3	Total
Treasuries/governments bonds	10,763	5,371	-	16,134
Other interest-bearing securities except loans	23,427	22,715	-	46,142
Derivatives	-	7,911	649	8,560
Total, March 31, 2021	34,190	35,997	649	70,836
Total, December 31, 2020	33,582	28,220	1,578	63,380

Financial liabilities in fair value hierarchy

	Financial liabilities at fair value through profit or loss
Skr mn	Level 1	Level 2	Level 3	Total
Debt securities issued	-	6,732	30,750	37,482
Derivatives	-	14,128	2,294	16,422
Total, March 31, 2021	-	20,860	33,044	53,904
Total, December 31, 2020	-	29,744	43,039	72,783

Due to an increased element of subjective assessment of the input in the valuation, a transfer of Skr -1 million for derivatives was made from level 2 to level 3 (year-end 2020: a transfer of Skr -10,649 million for debt securities issued was made from level 2 to level 3, a transfer from level 3 to level 2 of Skr 6,534 million for debt securities issued was made and a transfer from level 3 to level 2 of net Skr -1,259 million for derivatives was made).

Financial assets and liabilities at fair value in Level 3, 2021

Skr mn	January 1, 2021	Purchases	Settlements & sales	Transfers to Level 3	Transfers from Level 3	Gains (+) and losses (–) through profit or loss[1]	Gains (+) and losses (–) in Other comprehensive income	Exchange- rate differences	March 31, 2021
Debt securities issued	-41,198	-2,974	13,901	-	-	-103	-28	-348	-30,750
Derivatives, net	-263	-275	-489	-1	-	464	-	-1,081	-1,645
Net assets and liabilities	-41,461	-3,249	13,412	-1	-	361	-28	-1,429	-32,395

Financial assets and liabilities at fair value in Level 3, 2020

Skr mn	January 1, 2020	Purchases	Settlements & sales	Transfers to Level 3	Transfers from Level 3	Gains (+) and losses (–) through profit or loss[1]	Gains (+) and losses (–) in Other comprehensive income	Exchange-rate differences	December 31, 2020
Debt securities issued	-43,752	-10,584	16,285	-10,649	6,534	-1,345	44	2,269	-41,198
Derivatives, net	22	7	-400	-	-1,259	-1,597	-	2,964	-263
Net assets and liabilities	-43,730	-10,577	15,885	-10,649	5,275	-2,942	44	5,233	-41,461

1	Gains and losses through profit or loss, including the impact of exchange-rates, is reported as net interest income and net results of financial transactions. The unrealized fair value changes for assets and liabilities, including the impact of exchange-rates, held as of March 31, 2021 amounted to a Skr 223 million gain (year-end 2020: Skr 36 million gain) and are reported as net results of financial transactions.

Uncertainty of valuation of Level 3 instruments

As the estimation of parameters included in the models used to calculate the market value of Level 3 instruments is associated with subjectivity and uncertainty, SEK has conducted an analysis of the difference in fair value of Level 3 instruments using other established parameter values. Option models and discounted cash flows are used to value the Level 3 instruments. For the Level 3 instruments that are significantly affected by different types of correlations, which are not based on observable market data, a revaluation has been made by shifting the correlations. The correlation is expressed as a value between 1 and –1, where 0 indicates no relationship, 1 indicates a maximum positive relationship and -1 indicates a maximum negative relationship. The maximum correlation in the range of unobservable inputs can thus be from 1 to –1. In the analysis, the correlations have been adjusted by +/– 0.12, which represents the level SEK uses within its prudent valuation framework. For Level 3 instruments that are significantly affected by non-observable market data in the form of SEK’s own creditworthiness, a revaluation has been made by shifting the credit curve. The revaluation is made by shifting the credit spreads by +/- 10 basis points, which has been assessed as a reasonable change in SEK’s credit spread. The analysis shows the impact of the non-observable market data on the market value. In addition, the market value will be affected by observable market data. The result of the analysis corresponds with SEK’s business model where issued securities are linked with a matched hedging derivative. The underlying market data is used to evaluate the issued security as well as to evaluate the fair value in the derivative. This means that a change in fair value of the issued security, excluding SEK’s own credit spread, is offset by an equally large change in fair value in the derivative.

Sensitivity analysis – level 3 assets and liabilities

Assets and liabilities	March 31, 2021
Skr mn	Fair Value	Unobservable input	Range of estimates for unobservable input	Valuation method	Sensitivity max	Sensitivity min
Equity	-552	Correlation	0.12 – (0.12)	Option Model	-7	7
Interest rate	3	Correlation	0.12 – (0.12)	Option Model	0	0
FX	-959	Correlation	0.12 – (0.12)	Option Model	-49	49
Other	-137	Correlation	0.12 – (0.12)	Option Model	0	0
Sum derivatives, net	-1,645				-56	56
Equity	-5,984	Correlation	0.12 – (0.12)	Option Model	6	-6
		Credit spreads	10BP – (10BP)	Discounted cash flow	5	-5
Interest rate	-13,345	Correlation	0.12 – (0.12)	Option Model	0	0
		Credit spreads	10BP – (10BP)	Discounted cash flow	71	-71
FX	-11,298	Correlation	0.12 – (0.12)	Option Model	52	-52
		Credit spreads	10BP – (10BP)	Discounted cash flow	53	-53
Other	-123	Correlation	0.12 – (0.12)	Option Model	0	0
		Credit spreads	10BP – (10BP)	Discounted cash flow	1	-1
Sum debt securities issued	-30,750				188	-188
Total effect on total comprehensive income					132	-132
Derivatives, net, December 31, 2020	-263				-59	59
Debt securities issued, December 31, 2020	-41,198				196	-196
Total effect on total comprehensive income, December 31, 2020					137	-137

The sensitivity analysis shows the effect that a shift in correlations or SEK’s own credit spread has on Level 3 instruments. The table presents maximum positive and negative change in fair value when correlations or SEK’s own credit spread is shifted by +/– 0.12 and +/- 10 basis points, respectively. When determining the total maximum/minimum effect on total comprehensive income the most adverse/favorable shift is chosen, considering the net exposure arising from the issued securities and the derivatives, for each correlation. The resulting effect related to correlation sensitivity is Skr +/- 2 million. The impact from SEK’s own credit spread amounts to Skr 130 million (year-end 2020: Skr 137 million) under a maximum scenario and Skr -130 million (year-end 2020: Skr -137 million) under a minimum scenario.

Fair value related to credit risk

	Fair value originating from credit risk (- liabilities increase/ + liabilities decrease)		The period’s change in fair value originating from credit risk (+ income/ - loss)
Skr mn	March 31, 2021	31 December 2020	Jan–Mar 2021	Jan–Mar 2020
CVA/DVA, net[1]	-17	-17	0	-18
OCA[2]	-126	-108	-18	111

1	Credit value adjustment (CVA) and Debt value adjustment (DVA) reflects how the counterparties’ credit risk as well as SEK’s own credit rating affects the fair value of derivatives.
2	Own credit adjustment (OCA) reflects how the changes in SEK’s credit rating affects the fair value of financial liabilities measured at fair value through profit and loss.

Note 6. Derivatives

Derivatives by category

	March 31, 2021			December 31, 2020
Skr mn	Assets Fair value	Liabilities Fair value	Nominal amounts	Assets Fair value	Liabilities Fair value	Nominal amounts
Interest rate-related contracts	3,429	9,102	359,802	3,846	11,774	323,664
Currency-related contracts	4,934	4,951	170,877	3,249	11,236	153,838
Equity-related contracts	22	573	6,086	457	620	15,598
Contracts related to commodities, credit risk, etc.	175	1,796	8,546	11	1,765	7,513
Total derivatives	8,560	16,422	545,311	7,563	25,395	500,613

In accordance with SEK’s policies with regard to counterparty, interest rate, currency exchange, and other exposures, SEK uses, and is a party to, different kinds of derivative instruments, mostly various interest rate-related and currency exchange-related contracts, primarily to hedge risk exposure inherent in financial assets and liabilities. These contracts are carried at fair value in the statements of financial position on a contract-by-contract basis.

Note 7. CIRR-system

Pursuant to the company’s assignment as stated in its owner instruction issued by the Swedish government, SEK administers credit granting in the Swedish system for officially supported export credits (CIRR-system). SEK receives compensation from the Swedish government in the form of an administrative compensation, which is calculated based on the principal amount outstanding.

The administrative compensation paid by the state to SEK as compensation is recognized in the CIRR-system as administrative compensation to SEK. Refer to the following tables of the statement of comprehensive income and statement of financial positions for the CIRR-system, presented as reported to the owner. Interest expenses includes interest expenses for loans between SEK and the CIRR-system which reflects the borrowing cost for the CIRR-system. Interest expenses for derivatives hedging CIRR-loans are also recog nized as interest expenses, which differs from SEK’s accounting principles. Arrangement fees to SEK are recognized together with other arrangement fees as interest expenses.

In addition to the CIRR-system, SEK administers the Swedish government’s previous concessionary credit program according to the same principles as the CIRR-system. No new lending is being offered under the concessionary credit program. As of March 31, 2021, concessionary loans outstanding amounted to Skr 407 million (year-end 2020: Skr 382 million) and operating profit for the program amounted to Skr -6 million (3M20: Skr -8 million) for the period January-March 2021. SEK’s administrative compensation for administrating the concessionary credit program amounted to Skr 255 thousand (3M20: Skr 372 thousand).

Statement of Comprehensive Income for the CIRR-system

Skr mn	Jan-Mar 2021	Oct-Dec 2020	Jan-Mar 2020	Jan-Dec 2020
Interest income	487	509	539	2,170
Interest expenses	-520	-535	-512	-2,087
Interest compensation	-	-	3	14
Exchange-rate differences	-1	2	3	4
Profit before compensation to SEK	-34	-24	33	101
Administrative remuneration to SEK	-45	-46	-50	-196
Operating profit CIRR-system	-79	-70	-17	-95
Reimbursement to (–) / from (+) the State	79	70	17	95

Statement of Financial Position for the CIRR-system

Skr mn	March 31, 2021	December 31, 2020
Cash and cash equivalents	2	2
Loans	77,407	69,163
Other assets	9,275	12,528
Prepaid expenses and accrued revenues	649	407
Total assets	87,333	82,100
Liabilities	77,934	69,289
Derivatives	8,905	12,232
Accrued expenses and prepaid revenues	494	579
Total liabilities	87,333	82,100
Commitments
Committed undisbursed loans	47,783	51,463
Binding offers	2,708	1,322

Note 8. Pledged assets and contingent liabilities

Skr mn	March 31, 2021	December 31, 2020
Collateral provided
Cash collateral under the security agreements for derivative contracts	10,653	21,979
Contingent liabilities[1]
Guarantee commitments	4,191	3,969
Commitments[1]
Committed undisbursed loans	54,365	57,213
Binding offers	2,708	1,322
Leases committed but not yet commenced	156	-

1	For expected credit losses in guarantee commitments, committed undisbursed loans and binding offers, see Note 4.

Note 9. Capital adequacy

The capital adequacy analysis relates to the parent company AB Svensk Exportkredit. The information is disclosed according to FFFS 2014:12. For further information on capital adequacy and risks, see Note 30 to the annual financial statements included in SEK’s 2020 Annual Report on Form 20-F and see SEK’s 2020 Capital Adequacy and Risk Management (Pillar 3) Report.

Capital Adequacy Analysis

	March 31, 2021	December 31, 2020
Capital ratios	percent[1]	percent[1]
Common Equity Tier 1 capital ratio	21.8	21.8
Tier 1 capital ratio	21.8	21.8
Total capital ratio	21.8	21.8

1	Capital ratios excl. of buffer requirements are the quotients of the relevant capital measure and the total risk exposure amount. See tables Own funds – adjusting items and Minimum capital requirements exclusive of buffer.

	March 31, 2021		December 31, 2020
Buffers requirement	Skr mn	percent[1]	Skr mn	percent[1]
Institution specific Common Equity Tier 1 capital requirement incl. of buffers	6,309	7.0	6,271	7.0
of which minimum Common Equity Tier 1 requirements[2]	4,038	4.5	4,014	4.5
of which Capital conservation buffer	2,244	2.5	2,230	2.5
of which Countercyclical buffer	27	0.0	27	0.0
of which Systemic risk buffer	-	-	-	-
Common Equity Tier 1 capital available as a buffer[3]	12,385	13.8	12,310	13.8

1	Expressed as a percentage of total risk exposure amount.
2	The minimum requirements according to CRR (Regulation (EU) No 575/2013 of the European Parliament and of the Council of June 26, 2013 on prudential requirements for credit institutions and investment firms and amending Regulation (EU) No 648/2012) have fully come into force in Sweden without regard to the transitional period. The minimum requirements are 4.5 percent, 6.0 percent and 8.0 percent related to Common Equity Tier 1 capital, Tier 1 capital and total Own Funds respectively.
3	Common Equity Tier 1 capital ratio as reported less the minimum requirement of 4.5 percent and less 3.5 percent, consisting of Common Equity Tier 1 capital used to meet the Tier 1 and Tier 2 requirements, since SEK do not have any Additional Tier 1 or Tier 2 capital.

	March 31, 2021		December 31, 2020
Total capital requirement including buffers	Skr mn	percent[1]	Skr mn	percent[1]
Total CRR capital requirement[2]	9,450	10.5	9,393	10.5
Total FSA capital requirement[3]	13,316	14.9	13,773	14.7

1	Expressed as a percentage of total risk exposure amount.
2	The requirement includes the minimum requirement of 8 percent, the capital conservation buffer and the countercyclical buffer. Expressed as a percentage of total risk exposure amount.
3	The requirement includes the minimum requirement of 8 percent, the capital conservation buffer and the countercyclical buffer and an additional capital requirement according to the Swedish FSA. See the additional capital requirement in the table below. Figures are calculated with one quarter lag.

	March 31, 2021		December 31, 2020
Additional Capital requirement according to Swedish FSA1[1]	Skr mn	percent[2]	Skr mn	percent[1]
Credit-related concentration risk	2,089	2.3	2,089	2.2
Interest rate and other market risk	1,780	2.0	1,780	1.9
Pension risk	11	0.0	11	0.0
Capital planning buffer	41	0.0	-	-
Total Additional Capital requirement according to Swedish FSA	3,921	4.3	3,880	4.1

1	Figures are calculated with one quarter lag.
2	Expressed as a percentage of total risk exposure amount.

Own funds – Adjusting items

Skr mn	March 31, 2021	December 31, 2020
Share capital	3,990	3,990
Retained earnings	15,533	14,856
Accumulated other comprehensive income and other reserves[1]	308	292
Independently reviewed profit net of any foreseeable charge or dividend	125	694
Common Equity Tier 1 (CET1) capital before regulatory adjustments	19,956	19,832
Additional value adjustments due to prudent valuation	-343	-306
Intangible assets[1]	-87	-98
Gains or losses on liabilities valued at fair value resulting from changes in own credit standing	93	77
Negative amounts resulting from the calculation of expected loss amounts	-46	-55
Total regulatory adjustments to Common Equity Tier 1 capital	-383	-382
Total Common Equity Tier 1 capital	19,573	19,450
Total Own funds	19,573	19,450

1	From December 31, 2020, SEK applies the amendments to Delegated Regulation (EU) No 241/2014 regarding deduction of software assets from Common Equity Tier 1 (CET1). The amendments introduce an exemption from the deduction of intangible assets from CET1 for prudently valued software assets the value of which is not negatively affected by resolution, insolvency or liquidation of the institution.

Minimum capital requirements exclusive of buffer

	March 31, 2021			December 31, 2020
Skr mn	EAD[1]	Risk exposure amount	Minimum capital requirement	EAD[1]	Risk exposure amount	Minimum capital requirement
Credit risk standardized method
Corporates	2,493	2,493	199	2,245	2,245	180
Total credit risk standardized method	2,493	2,493	199	2,245	2,245	180
Credit risk IRB method
Central Governments	215,454	10,632	851	192,077	9,684	775
Financial institutions[2]	39,696	9,025	722	30,661	6,764	541
Corporates[3]	115,278	61,368	4,909	117,415	63,766	5,101
Assets without counterparty	175	175	14	163	163	13
Total credit risk IRB method	370,603	81,200	6,496	340,316	80,377	6,430
Credit valuation adjustment risk	n.a.	1,739	140	n.a.	2,284	183
Foreign exchange risk	n.a.	681	55	n.a.	664	52
Commodities risk	n.a.	6	0	n.a.	7	1
Operational risk	n.a.	3,625	290	n.a.	3,625	290
Total	373,096	89,744	7,180	342,561	89,202	7,136

1	Exposure at default (EAD) shows the size of the outstanding exposure at default.
2	Of which counterparty risk in derivatives: EAD Skr 4,703 million (year-end 2020: Skr 5,535 million), Risk exposure amount of Skr 1,588 million (year-end 2020: Skr 1,908 million) and Capital requirement of Skr 125 million (year-end 2020: Skr 153 million).
3	Of which related to specialized lending: EAD Skr 4,939 million (year-end 2020: 3,847 million), Risk exposure amount of Skr 3,462 million (year -end 2020: Skr 2,739 million and Capital requirement of Skr 277 million (year-end 2020: Skr 219 million).

Credit risk

For classification and quantification of credit risk, SEK uses the IRB approach. Specifically, SEK applies the Foundation Approach. Under the Foundation Approach, the company determines the probability of default within one year (PD) for each of its counterparties, while the remaining parameters are established in accordance with CRR. Application of the IRB approach requires the Swedish FSA’s permission and is subject to ongoing supervision. Certain exposures are, by permission from the Swedish FSA, exempted from application of the IRB approach, and, instead, the standardized approach is applied. In 2020 SEK reviewed its credit risk processes in order to comply with new regulatory requirements, EBA Guidelines EBA/GL/2016/07 and Commission Delegated Regulation (EU) 2018/171, on the definition of default. As a result, SEK established a new internal definition of default, which was subsequently approved by the Swedish FSA and later, on January 1, 2021, implemented in the IRB approach for own funds requirements calculation. Counterparty risk exposure amounts in derivatives are calculated in accordance with the mark-to-market method.

Credit valuation adjustment risk

Credit valuation adjustment risk is calculated for all over-the-counter derivative contracts, except for credit derivatives used as credit protection and transactions with a qualifying central counterparty. SEK calculates this capital requirement according to the standardized method.

Foreign exchange risk

Foreign exchange risk is calculated according to the standardized approach, whereas the scenario approach is used for calculating the gamma and volatility risks.

Commodities risk

Capital requirements for commodity risk are calculated in accordance with the simplified approach under the standardized approach. The scenario approach is used for calculating the gamma and volatility risks.

Operational risk

Capital requirement for operational risk is calculated according to the standardized approach. The company’s operations are divided into business areas as defined in the CRR. The capital requirement for each area is calculated by multiplying a factor depending on the business area by an income indicator. The factors applicable for SEK are 15 percent and 18 percent. The income indicators consist of the average operating income for the past three financial years for each business area.

Transitional rules

The capital adequacy ratios reflect the full impact of IFRS 9 as no transitional rules for IFRS 9 were utilized.

Capital buffer requirements

SEK expects to meet capital buffer requirements with Common Equity Tier 1 capital. The mandatory capital conservation buffer is 2.5 percent. The countercyclical buffer rate that is applied to exposures located in Sweden was lowered from 2.5 percent to 0 percent as of March 16, 2020. The reduction is made for preventive purposes, in order to counteract credit tightening due to the development and spread of COVID-19 and its effects on the economy. As of March 31, 2020, the capital requirement related to relevant exposures in Sweden was 67 percent (year-end 2020: 70 percent) of the total relevant capital requirement regardless of location; this fraction is also the weight applied on the Swedish buffer rate when calculating SEK’s countercyclical capital buffer. The countercyclical capital buffer as of March 31, 2021 for Sweden has been dissolved due to the reduction of the countercyclical buffer value to 0 percent. Buffer rates applicable in other countries may have effects on SEK, but as most capital requirements for SEK’s relevant credit exposures are related to Sweden, the potential effect is limited. As of March 31, 2021, the contribution to SEK’s countercyclical buffer from buffer rates in other countries was 0.03 percentage points (year-end 2020: 0.03 percentage points). SEK has not been classified as a systemically important institution by any financial regulatory authority. The capital buffer requirements for systemically important institutions that came into force January 1, 2016, therefore do not apply to SEK.

Leverage Ratio

Skr mn	March 31, 2021	December 31, 2020
On-balance sheet exposures	328,866	297,605
Off-balance sheet exposures	35,256	37,162
Total exposure measure	364,122	334,767
Leverage ratio	5,4%	5.8%

The leverage ratio is defined by CRR as the quotient of the Tier 1 capital and an exposure measure. Currently there is no minimum requirement for the leverage ratio. The leverage ratio reflects the full impact of IFRS 9 as no transitional rules were utilized.

Internally assessed economic capital

Skr mn	March 31, 2021	December 31, 2020
Credit risk	6,084	6,121
Operational risk	203	203
Market risk	1,093	1,140
Other risks	185	183
Capital planning buffer	1,610	2,831
Total	9,175	10,478

SEK regularly conducts an internal capital adequacy assessment process, during which the company determines how much capital is needed in order to cover its risks. The result of SEK’s assessment of capital adequacy is presented above. For more information regarding the internal capital adequacy assessment process and its methods, please see Note 30 to the annual financial statements included in SEK’s 2020 Annual Report on Form 20-F.

Note 10. Exposures

Net exposures are reported after taking into consideration effects of guarantees and credit default swaps. Amounts are calculated in accordance with capital adequacy calculations, but before the application of credit conversion factors.

Total net exposures by exposure class

	Credits & interest-bearing securities				Committed undisbursed loans, derivatives, etc.				Total
	March 31, 2021		December 31, 2020		March 31, 2021		December 31, 2020		March 31, 2021		December 31, 2020
Skr bn	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%
Central governments	156.2	48.2	131.6	45.0	52.3	79.8	53.9	80.0	208.5	53.5	185.5	51.6
Regional governments	13.7	4.2	12.3	4.2	-	-	-	-	13.7	3.5	12.3	3.4
Multilateral development banks	3.6	1.1	3.5	1.2	-	-	0.0	0.0	3.6	0.9	3.5	1.0
Public Sector Entity	2.7	0.8	4.2	1.5	-	-	-	-	2.7	0.7	4.2	1.2
Financial institutions	34.3	10.6	24.5	8.4	5.6	8.6	6.4	9.5	39.9	10.3	30.9	8.6
Corporates	113.7	35.1	116.0	39.7	7.6	11.6	7.1	10.5	121.3	31.1	123.1	34.2
Total	324.2	100.0	292.1	100.0	65.5	100.0	67.4	100.0	389.7	100.0	359.5	100.0

Net exposure by region and exposure class, as of March 31, 2021

Skr bn	Middle East/ Africa	Asia excl. Japan	Japan	North America	Oceania	Latin America	Sweden	West European countries excl. Sweden	Central- and East European countries	Total
Central governments	-	0.5	2.8	1.6	-	-	182.4	18.4	2.8	208.5
Regional governments	-	-	-	-	-	-	13.7	0.0	-	13.7
Multilateral development banks	-	-	-	-	-	-	-	3.6	-	3.6
Public Sector Entity	-	-	-	-	-	-	-	2.7	-	2.7
Financial institutions	0.0	1.2	0.2	3.6	0.9	-	14.9	18.9	0.2	39.9
Corporates	2.7	1.1	4.0	6.8	-	3.2	80.0	23.0	0.5	121.3
Total	2.7	2.8	7.0	12.0	0.9	3.2	291.0	66.6	3.5	389.7

Net exposure by region and exposure class, as of December 31, 2020

Skr bn	Middle East/ Africa	Asia excl. Japan	Japan	North America	Oceania	Latin America	Sweden	West European countries excl. Sweden	Central- and East European countries	Total
Central governments	0.1	0.4	2.4	1.6	-	-	159.2	19.0	2.8	185.5
Regional governments	-	-	-	-	-	-	12.2	0.1	-	12.3
Multilateral development banks	-	-	-	-	-	-	-	3.5	-	3.5
Public Sector Entity	-	-	-	-	-	-	-	4.2	-	4.2
Financial institutions	0.0	1.2	0.6	1.7	0.8	-	11.4	15.0	0.2	30.9
Corporates	2.6	1.1	3.9	5.7	-	3.3	85.2	20.9	0.4	123.1
Total	2.7	2.7	6.9	9.0	0.8	3.3	268.0	62.7	3.4	359.5

Net exposure to European countries, excluding Sweden

Skr bn	March 31, 2021	December 31, 2020
Finland	9.7	8.9
Denmark	8.1	5.2
United Kingdom	7.6	7.0
Germany	7.8	8.6
France	6.9	8.0
Norway	6.7	4.8
Luxembourg	5.4	4.6
Austria	4.6	5.7
Poland	3.0	2.9
Belgium	2.7	2.5
The Netherlands	2.7	3.2
Spain	2.4	1.9
Portugal	0.7	0.7
Ireland	0.6	0.6
Switzerland	0.5	0.8
Latvia	0.2	0.2
Serbia	0.2	0.3
Iceland	0.1	0.1
Italy	0.1	0.1
Estonia	0.1	0.1
Lithuania	0.0	-
Russian Federation	0.0	-
Total	70.1	66.2

Note 11. Transactions with related parties

Transactions with related parties are described in Note 27 to the consolidated financial statements included in SEK’s 2020 Annual Report on Form 20-F. No material changes have taken place in relation to transactions with related parties compared to that description.

Note 12. Events after the reporting period

No events with significant impact on the information in this report have occurred after the end of the reporting period.

The Board of Directors and the Chief Executive Officer confirm that this Interim report provides a fair overview of the Consolidated Group’s operations and financial position and result, and describes material risks and uncertainties facing the Consolidated Group.

Stockholm, April 29, 2021

AB SVENSK EXPORTKREDIT

SWEDISH EXPORT CREDIT CORPORATION

	Lars Linder-Aronson	Anna Brandt
	Chairman of the Board	Director of the Board

Reinhold Geijer	Lennart Jacobsen	Hanna Lagercrantz
Director of the Board	Director of the Board	Director of the Board

	Hans Larsson	Eva Nilsagård
	Director of the Board	Director of the Board

Catrin Fransson
Chief Executive Officer

SEK has established the following expected dates for the publication of financial information and other related matters:

July 15, 2021	Interim report for the period January 1, 2021 – June 30, 2021
October 25, 2021	Interim report for the period January 1, 2021 – September 30, 2021
February 2, 2022	Year-end report for the period January 1, 2021 – December 31, 2021

The report contains information that SEK will disclose pursuant to the Securities Markets Act and/or the Financial Instruments Trading Act. The information was submitted for publication on April 29, 2021, 15:00 (CEST).

Additional information about SEK, including investor presentations and SEK’s 2020 Annual Report on Form 20-F, is available at www.sek.se. Information available on or accessible through SEK’s website is not incorporated herein by reference.

SEK	Definitions

Alternative performance measures (see *)

Alternative performance measures (APMs) are key performance indicators that are not defined under IFRS or in the Capital Requirements Directive IV (CRD IV) or in regulation (EU) No. 575/2013 on prudential requirements for credit institutions and investment firms (CRR). SEK has presented these, either because they are in common use within the industry or because they comply with SEK’s assignment from the Swedish government. The APMs are used internally to monitor and manage operations, and are not considered to be directly comparable with similar key performance indicators presented by other companies. For additional information regarding the APMs, refer to www.sek.se.

* After-tax return on equity

Net profit, expressed as a percentage per annum of the current year’s average equity (calculated using the opening and closing balances for the report period).

* Average interest-bearing assets

The total of cash and cash equivalents, treasuries/government bonds, other interest-bearing securities except loans, loans in the form of interest-bearing securities, loans to credit institutions and loans to the public. Calculated using the opening and closing balances for the report period.

* Average interest-bearing liabilities

The total of outstanding senior debt and subordinated liabilities. Calculated using the opening and closing balances for the report period.

Basic and diluted earnings per share (Skr)

Net profit divided by the average number of shares, which amounted to 3,990,000 for each period.

* CIRR loans as percentage of new lending

The proportion of officially supported export credits (CIRR) of new lending.

CIRR-system

The CIRR-system comprises of the system of officially supported export credits (CIRR).

Common Equity Tier 1 capital ratio

The capital ratio is the quotient of total common equity tier 1 capital and the total risk exposure amount.

Green bond

A green bond is a bond where the capital is earmarked for various forms of environmental projects.

Green lending and green loans

SEK’s green lending comprises green loans that promote the transition to a low-carbon economy. The classification is performed by sustainability analysts at SEK. The effects that the loan will give rise to, such as reduced emissions of greenhouse gases, are monitored and reported. The term green project is assigned the same meaning as the term green loan. Green loans are categorized under SEK’s framework for green bonds and green loans finance products or services that lead to significant and demonstrable progress toward the goal of sustainable development.

Leverage ratio

Tier 1 capital expressed as a percentage of the exposure measured under CRR (refer to Note 9).

Liquidity coverage ratio (LCR)

The liquidity coverage ratio is a liquidity metric that shows SEK’s highly liquid assets in relation to the company’s net cash outflows for the next 30 calendar days. An LCR of 100 percent means that the company’s liquidity reserve is of sufficient size to enable the company to manage stressed liquidity outflows over a period of 30 days. Unlike the Swedish FSA’s rules, the EU rules take into account the outflows that correspond to the need to pledge collateral for derivatives that would arise as a result of the effects of a negative market scenario.

Loans

Lending pertains to all credit facilities provided in the form of interest-bearing securities, and credit facilities granted by traditional documentation. SEK considers these amounts to be useful measurements of SEK’s lending volumes. Accordingly, comments on lending volumes in this report pertain to amounts based on this definition.

* Loans, outstanding and undisbursed

The total of loans in the form of interest-bearing securities, loans to credit institutions, loans to the public and loans, outstanding and undisbursed. Deduction is made for cash collateral under the security agreements for derivative contracts and deposits with time to maturity exceeding three months (see the Statement of Financial Position and Note 8).

Net stable funding ratio (NSFR)

This ratio measures stable funding in relation to the company’s illiquid assets over a one-year, stressed scenario in accordance with Basel III.

* New lending

New lending includes all new committed loans, irrespective of tenor. Not all new lending is reported in the Consolidated Statement of Financial Position and the Consolidated Statement of Cash Flows since certain portions comprise committed undisbursed loans (see Note 8). The amounts reported for committed undisbursed loans may change when presented in the Consolidated Statement of Financial Position due to changes in exchange rates, for example.

* New long-term borrowings

New borrowings with maturities exceeding one year, for which the amounts are based on the trade date.

* Outstanding senior debt

The total of borrowing from credit institutions, borrowing from the public and debt securities issued.

Own credit risk

Net fair value change due to credit risk on financial liabilities designated as at fair value through profit or loss.

Repurchase and redemption of own debt

The amounts are based on the trade date.

Swedish exporters

SEK’s clients that directly or indirectly promote Swedish export.

Tier 1 capital ratio

The capital ratio is the quotient of total tier 1 capital and the total risk exposure amount.

Total capital ratio

The capital ratio is the quotient of total Own funds and the total risk exposure amount.

Unless otherwise stated, amounts in this report are in millions (mn) of Swedish kronor (Skr), abbreviated “Skr mn” and relate to the group consisting of the Parent Company and its consolidated subsidiary (together, the “Group” or the “Consolidated Group”). AB Svensk Exportkredit (SEK), is a Swedish corporation with the identity number 556084-0315, and with its registered office in Stockholm, Sweden. SEK is a public limited liability company as defined in the Swedish Companies Act. In some instances, under Swedish law, a public company is obliged to add “(publ.)” to its company name.

SEK	Definitions

About Swedish Export Credit Corporation (SEK)

SEK is owned by the Swedish state, and since 1962 has enabled growth for thousands of Swedish companies. To expand their production, make acquisitions, employ more people and enable selling goods and services to customers worldwide.

SEK’s mission	Our mission is to ensure access to financial solutions for the Swedish export industry on commercial and sustainable terms. The mission includes making available fixed-interest export credits within the officially supported CIRR-system.

SEK’s vision	Our vision is a sustainable world through increased Swedish exports.

SEK’s core values	We are professionals, make the difficult easy and build sustainable relationships.

SEK’s clients	We finance exporters, their subcontractors and foreign clients. The target group is companies with annual sales exceeding Skr 200 million and that are linked to Swedish interests and exports.

SEK’s partnerships	Through Team Sweden, we have close partnerships with other export promotion agencies in Sweden such as Business Sweden and The Swedish Export Credit Agency (EKN). Our international network is substantial and we also work with numerous Swedish and international banks.